VIA EDGAR

August 4, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Brad Skinner
Joseph Klinko
Kimberly L. Calder

Re:	Gran Tierra Energy Inc. Gran Tierra Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Response Letter dated June 16, 2015

File No. 001-34018

Ladies and Gentlemen:

Gran Tierra Energy Inc. is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated July 21, 2015, with respect to Gran Tierra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed by Gran Tierra Energy with the Securities and Exchange Commission on March 2, 2015.

This letter will confirm that Gran Tierra Energy intends to file its written response to the Staff’s comment letter no later than Tuesday, August 11, 2015. Please contact me at (403) 767-6506, or Nancy Wojtas of Cooley LLP at (650) 843-5819 with any questions or comments.

Sincerely,

/s/ Susan Mawdsley

Susan Mawdsley

Corporate Controller